Exhibit 99.7

Consent of Laila Sedore (Potvin)

I refer you to the Registration Statement on Form F-10 (File No. 333-147126) of North American Palladium, and any registration statements filed pursuant to Rule 429 under the U.S. Securities Act of 1933, as amended (including the documents incorporated by reference therein, collectively, the “Registration Statement”).

Reference is made to the technical report prepared by me, Laila Sedore (Potvin), relating to the Shebandowan West Property dated August 9, 2007 (the “Report”).

I hereby consent to the use of my name and references to the Report, or portions thereof, in the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Registration Statement.

September 21, 2009

Yours truly,

/s/ Laila Sedore (Potvin)

Laila Sedore (Potvin)
Mill Superintendant